[AquaBounty Technologies, Inc. Letterhead]

October 24, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	AquaBounty Technologies, Inc.

Amendment No. 3 to Form 10-12B

Filed September 22, 2014

File No. 001-36426

Ladies and Gentlemen:

Set forth below are the responses of AquaBounty Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter dated October 6, 2014 relating to Amendment No. 3 to the Company’s Registration Statement on Form 10. We are also filing simultaneously herewith Amendment No. 3 (“Amendment No. 4”) to the Registration Statement on Form 10 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. For reference, the Staff’s comments are provided below in bold immediately prior to the Company’s responses.

Item 1. Business, page 3

Regulatory Environment, page 8

1.	Refer to the last page of the VMAC Chairman’s Report dated October 14, 2010, available on the FDA website. Please clarify whether the Prince Edward Island and Panama facilities are regulated as “drug manufacturing” locations and, if so, discuss the extent of approvals required for this designation and the steps you undertake in compliance. To the extent material, please discuss the specific risks if you are found not to be in compliance with regulations governing “drug manufacturing” locations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 16 and 17 of Amendment No. 4.

* * * *

Securities and Exchange Commission

October 24, 2014

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brad Brasser at (312) 269-4252 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10. Thank you for your attention to this matter.

Very truly yours,

/s/ Ronald L. Stotish
Ronald L. Stotish
Chief Executive Officer

cc:	Brad Brasser
Jones Day